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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              ---------------

                            AMENDMENT NO. 25 TO
                               SCHEDULE 14D-1
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

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                              AMP INCORPORATED
                         (NAME OF SUBJECT COMPANY)

                        PMA ACQUISITION CORPORATION
                        A WHOLLY OWNED SUBSIDIARY OF
                             ALLIEDSIGNAL INC.
                                  (BIDDER)

                      COMMON STOCK, WITHOUT PAR VALUE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (TITLE OF CLASS OF SECURITIES)

                                 031897101
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                          PETER M. KREINDLER, ESQ.
                             ALLIEDSIGNAL INC.
                             101 COLUMBIA ROAD
                        MORRISTOWN, NEW JERSEY 07692
                               (973) 455-5513

                              ----------------

        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                 Copies to:
                           ARTHUR FLEISCHER, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                      NEW YORK, NEW YORK 10004 - 1980
                               (212) 859-8120


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     The Schedule 14D-1 filed by PMA  Acquisition  Corporation,  a Delaware corporation, a wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation, in connection with its pending tender offer for up to 20,000,000 shares of common stock, without par value, of AMP Incorporated, a Pennsylvania corporation, is hereby amended as follows:


                 ITEM 10. ADDITIONAL INFORMATION.

     Item 10 is hereby amended and supplemented by the following:

     (f) On September 22, 1998, the Company filed a first amended complaint in the Company Action. The first amended complaint alleges: (i) Parent's filings with the SEC are false and misleading because (a) they fail to disclose the manner in which the Nominees would satisfy their duty of undivided loyalty both to Parent and the Company, (b) they fail to disclose the manner in which the Nominees would propose to reconcile the interests of the Company with those of the Parent, (c) they fail to disclose that Parent has stated, that, upon the election of the Nominees, it will discharge all of the Company's senior executives, and (d) they misrepresent that Parent will be able to vote the Shares acquired under the Offer because the Control Share Acquisition Statute prohibits Parent from voting such shares; (ii) the First and Second Supplement to the Offer and the
Amended Consent Statement are false and misleading because they fail to disclose that the Shareholder Rights Proposal is contrary to the provisions of the PBCL granting directors of a Pennsylvania corporation the sole discretion to determine the terms and conditions of rights plans; (iii) the Offer, as amended by the First Supplement, is unlawful because it constitutes a new tender offer and does not comply with federal securities laws requiring Parent to return all Shares tendered under its initial August 10, 1998 offer; (iv) by announcing its intention to commence the Second Offer upon expiration of the Offer, Parent was subject to a requirement under Rule 14d-2(b) to start the Second Offer within five days or abandon it, neither of which Parent has done; (v) because the Offer is not an amendment of the initial August 10, 1998 offer, but rather a new offer, Parent and Offeror were required to hold the Offer open for a minimum period of 20 business days and to return all Shares tendered in the initial August 10, 1998 offer; (vi) the Offer and the Second Offer are actually the same offer, and, as a result, the purchase of the Company's Shares under the Offer will be in violation of Rule 10b-13; and (vii) alternatively, Parent's offers pursuant to the initial August 10, 1998 offer, the First Supplement, the Second Supplement and the Second Offer are part of a single effort by Parent to acquire control of the Company, which should be treated as a single integrated offer, so that Rule 14d-10(a)(2) requiring that the Company's Shareholders receive the "highest consideration paid" would be applicable. In addition, the first amended complaint alleges that (i) the Nominee Election Proposals violate the PBCL because they would render it impossible for the Company's directors to discharge their fiduciary obligations to the Company; (ii) the Shareholders Rights Proposal violates the PBCL because it would divest the Company's Board of Directors of the authority under the PBCL to determine the terms and conditions of the Company's rights plans; and (iii) the Shares which the Parent and Offeror propose to buy are "control shares" within the meaning of the Control Share Acquisition Statute because Parent and Offeror have announced their intention to purchase all of the Company's Shares, and Parent and Offeror may not vote the Shares they propose to buy. The first amended complaint seeks: (i) declaratory relief declaring that the Shareholders Rights Proposal and the Nominee Election Proposals set forth in the Amended Consent Solicitation are contrary to Pennsylvania law; (ii) injunctive relief prohibiting Parent from (a) soliciting consents, (b) pursuing the Offer unless full compliance with federal securities laws, including full and accurate disclosure, is made, (c) soliciting consents unless full and accurate disclosure is made, and (d) voting any of the Company's Shares unless all requirements of the Control Share Acquisition Statute have been satisfied; (iii) compensatory damages for all injuries suffered by the Company; and (iv) costs and disbursements, including attorneys' fees. Parent and Offeror believe there is no merit to the Company's allegations and intend to vigorously defend against this lawsuit.

                 ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(56) Press Release issued by Parent on September 24, 1998.
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                                 SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 1998

                                       PMA ACQUISITION CORPORATION


                                       By: /s/ Peter M. Kreindler
                                       ------------------------------
                                       Name: Peter M. Kreindler
                                        Title: Vice President, Secretary
                                               and Director

                                       ALLIEDSIGNAL INC.

                                       By: /s/ Peter M. Kreindler
                                       ------------------------------
                                       Name: Peter M. Kreindler
                                        Title: Senior Vice President,
                                               General Counsel and
                                               Secretary